                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                               JANUARY 12,                              2000
   ------------------------------------------------------------------------

                             QUEBECOR PRINTING INC.
------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                Form 40-F  X
         -----                                                    -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No  X
   -----                              -----

                                PRESS RELEASE OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K



January 12, 2000 (#01/00)

NEWS                 NEWS            [LOGO]            NEWS              NEWS
                                    QUEBECOR
                                  PRINTING INC.



January 12, 2000                                                         01/00

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 2

                              QUEBECOR WORLD MERGER
                    TO DELIVER $100 MILLION OF ANNUAL SAVINGS

MONTREAL - Quebecor World (Quebecor Printing Inc. or the Company) announced today that management is implementing a major restructuring plan to optimally integrate the operations of Quebecor Printing and World Color Press. As a result of these initiatives, the Company has taken restructuring and other special charges in the fourth quarter ended December 31, 1999.

"The synergies between the Quebecor Printing and World Color operations are significantly better than originally anticipated. However, in order to achieve these additional benefits, a significant restructuring of our manufacturing facilities in the USA is required and consequently, restructuring charges were incurred in the fourth quarter of 1999," said Charles G. Cavell, President and CEO of Quebecor World.

Quebecor World disclosed earlier this year that it expected cost savings and synergies from the merger to exceed $50 million annually. As a result of the restructuring plan, the Company has now increased its target to realize annualized cost savings in excess $100 million once action plans are fully implemented.

The restructuring and special charges amount to approximately US$ 180 million pre-tax. These charges consist primarily of severance payments and the write-down of surplus equipment and buildings. Other restructuring costs included in the special charges and accrued in the fourth quarter relate to the closure of facilities in France involving the redeployment of equipment and the transfer of customer orders to other operations. The total cash costs to implement the restructuring plans over the next 18 months are estimated at $125 million, compared with an estimate of $100 million at the time of the acquisition.

"Market leadership is not merely a matter of size, but most importantly, taking advantage of our size to improve our business. The restructuring will provide for fewer but larger plants and therefore less administrative cost and better economies of scale; increased plant specialization that allows for greater efficiency; and improved distribution which reduces the final cost to our customers and also improves speed of delivery to the end users of the print product. As the world's largest commercial printer, we have the obligation to provide the highest level of service to our customers and the highest level of return for our shareholders", stated Mr. Cavell.

The implementation of these initiatives began concurrently with the closing of the Merger on October 8, 1999. The consolidation of the combined sales organization and corporate services has been completed. Prepress operations of Quebecor Printing in Denver and Orlando and of World Color in Lake Mary and Orlando have been consolidated. The closure of the Sherwood plant and transfer of its production to the nearby Kingsport facility is completed, while the redeployment of equipment from the San Jose plant is currently underway.

NEWS                 NEWS            [LOGO]            NEWS              NEWS
                                    QUEBECOR
                                  PRINTING INC.

FOR IMMEDIATE RELEASE                                               PAGE 2 OF 2

Other manufacturing facilities have been identified for integration under the restructuring plans, which will be systematically implemented on a manageable schedule over the next 18 months.

By restructuring our manufacturing platform in the USA, management is confident that we can significantly reduce our employee count and maintain the total volume of sales while actually improving customer service. "Where possible, employee transfer, attrition and early retirements will be used to mitigate the impact on our personnel. We will treat affected employees with respect and fairness as we have historically," stated Mr. Cavell.

"A strategy for evolution has been established. A plan is now in place to realize the strategy. The Product Group Presidents are committed to the realization of the plan. This, I believe, will produce service to customers and performance to investors never before achieved in this industry," stated Mr. Cavell.

Quebecor World (Quebecor Printing Inc. - NYSE: PRW, TSE: IQI) is a diversified global commercial printing company. Following its Merger with World Color Press completed October 8, 1999, it is now the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, general commercial, specialty printing, direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

At the Company's Annual Meeting on April 25, 2000, shareholders will be asked to approve a change of legal name to Quebecor World Inc.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                     - 30 -

FOR FURTHER INFORMATION:

Christian M. Paupe                      Charles G. Cavell
Executive Vice President                President & Chief Executive Officer
Quebecor World                          Quebecor World
Tel:    (514) 954-0101                  Tel:   (514) 877-5185
        (800) 567-7070                         (800) 567-7070

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    QUEBECOR PRINTING INC.






                                    By:        (Signed) Claudine Tremblay
                                           ----------------------------------
                                    Name:        Claudine Tremblay
                                    Title:       Assistant Secretary



Date: JANUARY 13, 2000